UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Copies of notices of ChipMOS TECHNOLOGIES INC.’s 2020 annual general meeting of shareholders and related materials are attached as Exhibits 99.1 through 99.4 to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 8, 2020	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

EXHIBIT INDEX

Exhibit Number	Description

99.1	Depositary’s Notice of 2020 Annual Shareholders’ Meeting for American Depositary Shares

99.2	2020 Voting Instructions of 2020 Annual Shareholders’ Meeting for American Depositary Shares

99.3	Company’s Notice of 2020 Annual Shareholders’ Meeting for the Shareholders (Translation)

99.4	2020 Annual Shareholders’ Meeting Handbook (Translation)